UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 6, 2024

SCILEX HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-39852	92-1062542
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 516-4310

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SCLX	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	SCLXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 7.01.	Regulation FD Disclosure.

On November 6, 2024, Scilex Holding Company (the “Company”) issued a press release announcing the filing of a Registration Statement on Form S-4 (the “Denali Registration Statement”) by Denali Capital Acquisition Corp. (“Denali”) in connection with the previously announced business combination (the “Business Combination”) of Denali and Semnur Pharmaceuticals, Inc., a wholly owned subsidiary of the Company (“Semnur”), pursuant to that certain agreement and plan of merger, dated as of August 30, 2024 (the “Merger Agreement”), by and among Denali, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali, and Semnur. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

In connection with the Business Combination, Denali has filed with the SEC the Denali Registration Statement, which includes a preliminary prospectus and preliminary proxy statement. Denali will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Denali Registration Statement, the definitive proxy statement/final prospectus or any other document that Denali will send to its shareholders in connection with the Business Combination. Investors and security holders of Denali are advised to read the proxy statement/prospectus in connection with Denali’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Denali as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge at the SEC’s website www.sec.gov or by directing a request to: 437 Madison Avenue, 27th Floor, New York, New York 10022.

Participants in the Solicitation

Denali, Semnur and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Denali’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Denali’s directors and officers in Denali’s filings with the SEC including the Denali Registration Statement, which includes the proxy statement of Denali for the Business Combination, and such information and names of Semnur’s directors and executive officers are also in the Denali Registration Statement, which includes the proxy statement of Denali for the Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or variations of such words or by expressions of similar meaning. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Semnur and Denali, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of management of Scilex, Semnur and Denali and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and

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circumstances are beyond the control of Scilex, Semnur and Denali. These statements are subject to a number of risks and uncertainties regarding Scilex’s, Semnur’s and Denali’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Semnur or the shareholders of Denali for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Semnur or Denali; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Denali’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; and costs related to the Business Combination. There may be additional risks that Semnur and Scilex presently do not know or that Semnur or Scilex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Semnur, Scilex and Denali’s expectations, plans or forecasts of future events and views as of the date of this communication. Semnur and Scilex anticipate that subsequent events and developments will cause such assessments to change. However, while Semnur and Scilex may elect to update these forward-looking statements at some point in the future, each of Semnur and Scilex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Semnur’s or Scilex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated November 6, 2024.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCILEX HOLDING COMPANY

By:	/s/ Jaisim Shah
Name:	Jaisim Shah
Title:	Chief Executive Officer & President

Date: November 6, 2024

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Exhibit 99.1

FOR IMMEDIATE RELEASE
November 6, 2024

Semnur Pharmaceuticals, Inc., a Wholly Owned Subsidiary of Scilex Holding Company, Announces Today the Filing of a Registration Statement on Form S-4 by Denali Capital Acquisition Corp. with the Securities and Exchange Commission Relating to the Previously Announced Proposed Business Combination Between Semnur and Denali

•

As previously announced, Semnur Pharmaceuticals, Inc. (“Semnur”), a wholly owned subsidiary of Scilex Holding Company, and Denali Capital Acquisition Corp. (Nasdaq: DECA, the “SPAC”) entered into an agreement and plan of merger, dated as of August 30, 2024 (the “Merger Agreement”), related to the proposed business combination (the “Business Combination”) of Denali and Semnur, which provides for a pre-transaction equity value of Semnur of $2.5 billion.

•	The closing of the Business Combination is expected to occur by the first quarter of 2025.

•

As previously disclosed, the Board of Directors of Scilex declared a stock dividend consisting of an aggregate of 5,000,000 shares of Series 1 Mandatory Exchangeable Preferred Stock (the “Dividend”) to Scilex stockholders and certain other securityholders of Scilex as of the Record Date (as defined below). Such preferred stock will be exchangeable for up to 10% of Scilex’s ownership interest in Semnur following the closing of the Business Combination. These shares are expected to be freely tradable upon such exchange.

•

As previously announced, Scilex has set a record date of November 7, 2024 (the “Record Date”) for the dividend of Scilex preferred stock to Scilex’s stockholders and certain other securityholders of Scilex. Existing investors holding Scilex common stock are entitled to receive the Scilex preferred stock dividend by holding the Scilex stock on the Record Date;

•

Potential investors interested in receiving the dividend of the Scilex preferred stock are required to purchase the Scilex common stock on November 6, 2024 and hold the Scilex common stock on the Record Date; and

•

Short Sellers of Scilex common stock, failing to cover their short positions and returning borrowed shares to their lenders on November 7, 2024, are obligated to deliver the Scilex preferred stock dividend to their corresponding lenders.

PALO ALTO, CALIFORNIA – November 6, 2024 (GLOBE NEWSWIRE) – Semnur Pharmaceuticals, Inc. (“Semnur”), a wholly owned subsidiary of Scilex Holding Company (Nasdaq: SCLX, “Scilex” or “Company”), an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain, and Denali Capital Acquisition Corp., a Cayman Islands exempted company and special purpose acquisition company (Nasdaq: DECA, the “SPAC”), today announced the filing of a Registration Statement on Form S-4 (the “Registration Statement”) by Denali with the Securities and Exchange Commission (the “SEC”) relating to the previously announced proposed Business Combination.

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The Registration Statement contains a preliminary proxy statement/prospectus in connection with the Business Combination. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Scilex and Denali, as well as the proposed Business Combination.

For more information on Scilex Holding Company, refer to www.scilexholding.com

For more information on Semnur Pharmaceuticals, refer to www.semnurpharma.com

For more information on Scilex Holding Company Sustainability Report, refer to www.scilexholding.com/investors/sustainability

For more information on ZTlido® including Full Prescribing Information, refer to www.ztlido.com.

For more information on ELYXYB®, including Full Prescribing Information, refer to www.elyxyb.com.

For more information on Gloperba®, including Full Prescribing Information, refer to www.gloperba.com.

About Scilex Holding Company

Scilex Holding Company is an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and are dedicated to advancing and improving patient outcomes. Scilex’s commercial products include: (i) ZTlido® (lidocaine topical system) 1.8%, a prescription lidocaine topical product approved by the U.S. Food and Drug Administration (the “FDA”) for the relief of neuropathic pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain; (ii) ELYXYB®, a potential first-line treatment and the only FDA-approved, ready-to-use oral solution for the acute treatment of migraine, with or without aura, in adults; and (iii) Gloperba®, the first and only liquid oral version of the anti-gout medicine colchicine indicated for the prophylaxis of painful gout flares in adults.

In addition, Scilex has three product candidates: (i) SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SEMDEXATM” or “SP-102”), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, for which Scilex has completed a Phase 3 study and was granted Fast Track status from the FDA in 2017; (ii) SP-103 (lidocaine topical system) 5.4%, (“SP-103”), a next-generation, triple-strength formulation of ZTlido, for the treatment of acute pain and for which Scilex has recently completed a Phase 2 trial in acute low back pain. SP-103 has been granted Fast Track status from the FDA in low back pain; and (iii) SP-104 (4.5 mg, low-dose naltrexone hydrochloride delayed-release capsules) (“SP-104”), a novel low-dose delayed-release naltrexone hydrochloride being developed for the treatment of fibromyalgia, for which Phase 1 trials were completed in the second quarter of 2022.

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Scilex Holding Company is headquartered in Palo Alto, California.

For more information on Scilex Holding Company, refer to www.scilexholding.com

About Semnur Pharmaceuticals, Inc.

Semnur Pharmaceuticals, Inc. (“Semnur”) is a clinical-late stage specialty pharmaceutical company focused on the development and commercialization of novel non-opioid pain therapies. Semnur’s lead program, SP-102 (SEMDEXA™), is the first non-opioid novel gel formulation administered epidurally in development for patients with moderate to severe chronic radicular pain/sciatica.

Semnur Pharmaceuticals, Inc. is headquartered in Palo Alto, California.

For more information on Semnur Pharmaceuticals, refer to www.semnurpharma.com

About Denali Capital Acquisition Corp.

Denali Capital Acquisition Corp. (Nasdaq: DECA, the “SPAC”) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Important Information and Where to Find It

This press release relates to a proposed transaction between Semnur and the SPAC and does not contain all the information that should be considered concerning the potential business combination and is not intended to form the basis of any investment decision or any other decision in respect of the potential business combination. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, the SPAC filed relevant materials with the SEC, including the Registration Statement, which includes a proxy statement/prospectus. Investors and security holders of the SPAC are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that the SPAC files with the SEC when, and if, they become available because they will contain important information about the SPAC, Semnur and the proposed transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction (when and if they become available), and any other documents filed by the SPAC with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by the SPAC with the SEC also may be obtained free of charge upon written request to:

Denali Capital Acquisition Corp.

437 Madison Avenue, 27th Floor

New York, NY 10022

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Participants in the Solicitation

The SPAC, Semnur and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of SPAC’s directors and officers in SPAC’s filings with the SEC including the Registration Statement, which includes the proxy statement of SPAC for the Business Combination, and such information and names of Semnur’s directors and executive officers are also in the Registration Statement, which includes the proxy statement of SPAC for the Business Combination.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the SPAC, the combined company or Semnur, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release and any statements made for and during any presentation or meeting concerning the matters discussed in this press release contain forward-looking statements related to Scilex and its subsidiaries and the SPAC and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements include statements regarding the SPAC, Scilex and its subsidiaries, including but not limited to Semnur, statements relating to Scilex’s declaration and payment of the Dividend and timing thereof (including that the Board may change the Record Date and, as a result, the payment date of the Dividend), the expectation that the Semnur common stock to be exchanged will be freely tradable upon such exchange, statements regarding the proposed business combination between Semnur and the SPAC, including the potential listing of the combined company’s common stock and warrants on Nasdaq, obtaining the approval from the SPAC’s shareholders, the expectation that the Registration Statement will be declared effective by the SEC, the estimated or anticipated future results and benefits of the combined company following the proposed business combination, including the ability of the parties to successfully consummate the proposed business combination, the timing of the closing of the proposed business combination, future opportunities for the combined company, Semnur and the combined company’s proposed business strategies, the estimated pre-transaction equity valuation of Semnur, the estimated sales for SP-102, the Company’s outlook, goals and expectations for 2024, and the Company’s development and

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commercialization plans. Although each of the SPAC and Scilex and its subsidiaries believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of the SPAC and Scilex and its subsidiaries caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, the risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the proposed transaction, and described in other documents filed by the SPAC or Scilex from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither the SPAC nor Scilex and its subsidiaries can assure you that the forward-looking statements in this communication will prove to be accurate.

Risks and uncertainties that could cause actual results of Scilex and the SPAC to differ materially and adversely from those expressed in our forward-looking statements, include, but are not limited to: the inability of the parties to consummate any proposed business combination transaction for any reason, including any failure to satisfy or waive any closing conditions; changes in the structure, timing and completion of the proposed transaction between the SPAC and Semnur; the SPAC’s ability to continue its listing on the Nasdaq Capital Market until closing of the proposed transaction; the combined company’s ability to gain approval to list its securities on Nasdaq upon closing of the proposed transaction; the ability of the parties to achieve the benefits of the proposed transaction, including future financial and operating results of the combined company; the ability of the parties to realize the expected synergies from the proposed transaction; risks related to the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination; risks associated with the unpredictability of trading markets; general economic, political and business conditions; the risk that the potential product candidates that Scilex develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; risks relating to uncertainty regarding the regulatory pathway for Scilex’s product candidates; the risk that Scilex will be unable to successfully market or gain market acceptance of its product candidates; the risk that Scilex’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Scilex has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; risks that the outcome of the trials and studies for SP-102, SP-103 or SP-104 may not be successful or reflect positive outcomes; risks that the prior results of the clinical and investigator-initiated trials of SP-102 (SEMDEXA™), SP-103 or SP-104 may not be replicated; regulatory and intellectual property risks; and other risks and uncertainties indicated from time to time and other risks described in Scilex’s and the SPAC’s most recent periodic reports filed with the SEC, including the Registration Statement and their Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q that the Company and the SPAC have respectively filed or may file, including the risk factors set forth in those filings. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and Scilex and the SPAC undertakes no obligation to update any forward-looking statement in this press release except as may be required by law.

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Contacts:

Investors and Media

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Office: (650) 516-4310

Email: investorrelations@scilexholding.com

Website: www.scilexholding.com

Investors and Media

Denali Capital Acquisition Corp.

437 Madison Avenue, 27th Floor

New York, NY 10022

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SEMDEXA™ (SP-102) is a trademark owned by Semnur Pharmaceuticals, Inc., a wholly-owned subsidiary of Scilex Holding Company. A proprietary name review by the FDA is planned.

ZTlido® is a registered trademark owned by Scilex Pharmaceuticals Inc., a wholly-owned subsidiary of Scilex Holding Company.

Gloperba® is the subject of an exclusive, transferable license to Scilex Holding Company to use the registered trademark.

ELYXYB® is a registered trademark owned by Scilex Holding Company.

All other trademarks are the property of their respective owners.

© 2024 Scilex Holding Company All Rights Reserved.

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